May 12, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sergio Chinos

Re: Malacca Straits Acquisition Company Limited

Draft Registration Statement on Form S-1

Submitted April 10, 2020

CIK No. 1807594

Dear Mr. Chinos:

Malacca Straits Acquisition Company Limited, (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 7, 2020, regarding the Draft Registration Statement on Form S-1 dated April 10, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Draft Registration Statement on Form S-1 Submitted April 10, 2020

General

1.	We note your disclosure that holders of your Class B ordinary shares will have the right to elect all of your directors prior to your initial business combination. Please disclose whether the company will be a controlled company as defined under Nasdaq’s rules and discuss the corporate governance exemptions that Nasdaq provides to a controlled company. If applicable, include risk factor disclosure.

In response to the Staff’s request, we respectfully advise the Staff that, although the Nasdaq may consider us to be a “controlled company” under its rules, the Company does not intend to avail itself of any of the exemptions to the governance rules of the Nasdaq related to controlled companies. We have included applicable risk factor disclosure on page 32 of the prospectus.

Capitalization, page 67

2.	Please revise the caption for “Class A ordinary shares, subject to redemption” to also disclose par value and the number of shares outstanding.

In response to the Staff’s request, we have revised the indicated disclosure.

3.	It appears based on your disclosure on page 24 that redemption of the public shares is independent of your liquidation and dissolution, which must be separately approved by your remaining shareholders after such redemption. Please tell us why it is not appropriate to classify these shares entirely as temporary equity pursuant to ASC 480-10-S99-3A. In this regard, it appears that these securities are subject to a deemed liquidation event, not an ordinary liquidation event as described in this guidance.

In response to the Staff’s request, we respectfully advise the Staff that while the redemption of the public shares technically happens as a first step, the reason for this is solely to ensure that public holders receive their liquidation proceeds as soon as possible and aren’t required to wait for the administrative items necessary to formally dissolve and liquidate the Company. Furthermore, the insiders of the Company will execute a letter agreement, the form of which will be filed as Exhibit 10.2 to the amended S-1, prior to the effectiveness of this offering whereby such holders will agree in advance to cause the Company to redeem the public shares as described in the Registration Statement and to thereafter take all reasonable steps necessary to cause the Company to dissolve and liquidate following such redemption.  Accordingly, we respectfully believe that the redemption of the public shares and the subsequent dissolution and liquidation of the Company is in reality one combined process.  As a result, we believe the shares should not be classified entirely in mezzanine under the guidance in paragraph 3f of ASC 480-10-S99-3A.

Note 5 - Commitments

Registration Rights, page F-13

4.	Please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.

In response to the Staff’s comment, we have revised our disclosure to indicate that no cash penalties are payable under the registration rights agreement on pages 131 and F-13 of the prospectus.

* * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

Malacca Straits Acquisition Co. Ltd.

By:	/s/ Kenneth Ng
Name:	Kenneth Ng
Title:	Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP

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